SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Pursuant to Rule 13a - 16 or 15d - 16 of

The Securities and Exchange Act of 1934

For the Month of February, 2004

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F  ☒         Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐        No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

HANSON PLC

By:	/s/ Graham Dransfield
Graham Dransfield Legal Director

Date: February 19, 2004

February 19, 2004

Hanson PLC Preliminary Results 2003

•	Turnover £3,956.5 million (£4,000.5m)

•	Operating profit (pre-exceptionals) £394.2m (£433.3m)

•	Pre-tax profit (pre-exceptionals) £319.7 million (£350.3m)

•	EPS (pre-exceptionals) 32.7p (35.1p)

•	Basic EPS 24.4p (25.4p)

•	Free cash flow (operating cash flow after interest and taxation) £454.2m (£479.3m)

•	Gearing 34.6% (44.0%)

•	Dividend up 10.1% to 16.95p (15.4p)

Alan Murray, Chief Executive, said: ‘With the start of the key UK and US trading season still some months away, the current outlook for 2004 is broadly positive in each of the group’s four regions. Translated profits will again be affected by US dollar weakness. Nevertheless, a more resilient trading environment in the USA, price increases, a newly restructured US management team and ongoing cost reduction measures across the group should ensure a return to growth.’

Christopher Collins, Chairman, added: ‘Hanson has many strengths – our cash flow through the business cycles, our focus, our people, our assets and our market positions. We will continue to increase our investment in capital equipment to improve productivity. In addition, we will progress our successful programme of bolt-on acquisitions in our key markets and products while continuing to provide investors with dividend growth.’

Overview

Turnover in the year (including joint-ventures and associates) totalled £3,956.5m, a decrease of 1.1% over 2002 (£4,000.5m). Turnover from continuing operations (including joint-ventures and associates) was £3,834.9m (£3,732.6m), an increase of 2.7%, with 2003 acquisitions contributing £64.2m and movement in the US dollar accounting for a £123.6m reduction.

2003 operating profit before exceptional items (after goodwill amortisation of £56.9m (£61.3m) and including joint-ventures and associates) fell by £39.1m to £394.2m (£433.3m). There was a strong performance from Hanson Australia, but trading conditions remained tough in the key North American and UK markets. In the USA it was a year of two distinct halves; poor weather adversely affected demand in the first half, but this was followed by a catch up in the second half, with volumes recovering from September onwards.

Two additional factors had a significant impact on the group’s operating profit: the translation impact of the weakening US dollar (£19.4m) and the £26.2m increase in the group’s pension charge. Additionally, reorganisation costs of £10.6m have been incurred in 2003 in the group’s North American and UK businesses.

Profit on ordinary activities before exceptional items and taxation was £319.7m (£350.3m). The tax rate on pre-exceptional profit was 24.7% (26.1%) (21.0% (22.2%) on pre-exceptional profit before goodwill amortisation). The reduction in the rate reflects the lower proportion of comparatively higher taxed US profits. Earnings per share before exceptional items were 32.7p (35.1p), down 6.8% on 2002.

The group’s cash flow remains strong. In 2003 operating cash flow was £536.5m (£585.9m) after a contribution of £74.0m (£0.0m) into the group’s main pension schemes. Strong cash flow enabled Hanson to increase its investment in plant and equipment as well as continuing its programme of bolt-on acquisitions.

Capital expenditure increased by 45.4% to £208.2m (£143.2m), representing 121.1% of depreciation. Hanson continues to invest in both cost saving and expansionary projects to enhance performance and reduce operating costs. The group also invested £153.2m (£152.7m) in acquisitions in 2003; the majority of this investment was on US aggregates operations.

Despite investment totaling £361.4m in the group’s future growth, offset by disposals of £156.5m, net debt reduced during the year by £227.7m to £942.2m (£1,169.9m), reflecting both the strong cash flows generated during 2003 and the beneficial effect of translating the group’s US dollar denominated debt into sterling.

Dividend

The Board recommends a final dividend of 11.95p (10.85p) per share, payable on May 18, 2004 to ordinary shareholders on the register on April, 23, 2004. This, together with the interim dividend paid last September, makes a total of 16.95p (15.4p) for the year, a 10.1% increase. In line with the group’s progressive dividend policy, future dividend payments will reflect a balance between Hanson’s strong cash flow and its strategy to grow the business through further capex and acquisitions.

Review of operations – North America

Continuing turnover	£1,607.1 million (£1,627.7m)
Continuing trading profit (pre-exceptionals)	£197.8 million (£258.9m)

Continuing turnover was £1,607.1m, which was 1.3% below the prior year of £1,627.7m. In constant currency, 2003 continuing turnover was 6.7% above the prior year. Continuing trading profit* of £197.8m was £61.1m below the prior year, although in constant currency this reduction was £42.2m. Acquisitions contributed £10.8m to continuing trading profit*. Trading margins have decreased from 15.9% to 12.3%. Weakness in California, a key market for Hanson, was a major contributor to this decline, together with a £24.0m increase in pension costs and provisions of £9.3m, including £6.9m relating to the Aggregates reorganisation.

Aggregates

Continuing trading profit* for Hanson Aggregates North America was down £45.3m to £87.2m. In constant currency the decline was 28.5% on the prior year. This included a £18.9m reduction in trading profit from the business’ Californian operations, together with an increase in costs associated with the reorganisation of £6.9m and additional pension allocation of £9.9m.

Aggregates volumes in 2003 were affected in the first half by severe weather conditions but were much improved in the second half. Heritage aggregates volumes increased 2.2% for the year to 133.4m tons. Regional demand patterns varied, with strong demand in Arizona, southern Texas and the south east offset by continued weakness in northern California. In the north east, the business experienced strong demand in Pennsylvania in the second half, as weather patterns were favourable, and also benefited from increased state project work in Indiana and Kentucky in the mid west. However, depressed industrial and commercial markets and reduced highway contract letting had an adverse impact on all product lines in Ohio and New York. As a result of a net volume decline in the last two years, aggregates pricing remained very competitive, particularly in the south east and mid west. Heritage price increases of just 0.5% overall were achieved.

Overall ready-mixed concrete volumes were marginally down. Although some gains were seen in Texas and San Diego, declines were experienced in the New York operations due to lack of state projects. Asphalt demand was also strong in San Diego, but significant declines in New York resulted in reduced total heritage volumes of 8.7%.

Market conditions in California remained tough throughout 2003 particularly in the northern part of the state. In the San Francisco Bay area the business was unable to recover increased operational costs in the imported and marine dredged aggregates operations. Demand for cement in northern California was flat year on year but with significant price reductions of 4.1%.

Building Products

2003 was a good year for the US manufacturing division. Underlying heritage gains were achieved in both the Pipe & Products and Brick & Tile businesses, although headline trading profit* of £110.6m decreased by £15.8m, principally due to an adverse exchange impact of £8.3m and increased pension cost allocations of £9.9m. The main drivers of the earnings improvements were strong concrete pipe volumes in Texas, due to a large pressure pipe project for the City of Dallas, and an enhanced performance from the Canadian brick operations.

Underlying trading profit for Pipe & Products decreased by 1.3% to £91.0m, although in constant currency trading profit increased by 7.3% as it enjoyed a very strong second half to the year driven by significantly increased shipments in Texas in both gravity and pressure pipe. Acquisitions contributed £2.8m and total heritage volumes increased by 2.0%. Heritage prices were marginally down by 0.1%, which includes the effect of changes in product mix, and unit costs declined by 1.4%, reflecting management’s continued focus on cost performance. As a result, overall margins increased by 0.5%.

The performance of Brick & Tile was also very satisfactory. In constant currency underlying heritage profits increased by 5.4% to £31.3m despite a £0.8m increase in natural gas costs. The division enjoyed consistently healthy demand throughout the year, although there were some regional variations. Strongest demand was experienced in Canada where the new Aldershot brick plant has increased production to an annualised rate of over 170m bricks. Mixed demand patterns were experienced elsewhere, particularly as compared with the very high base experienced in 2002. Production performance was good, with the business continuing to benefit from the new unified approach.

Outlook

The outlook for 2004 is for stable demand, with positive recent economic indicators tempered by some uncertainty associated with the timing of SAFETEA, the proposed successor to TEA-21. Any prolonged delay in this renewal and consequential deferral in state spending could potentially affect the second half for both North American divisions. The outlook for residential demand remains encouraging and any reduction in housing starts should not have a significant impact on operations in 2004. There are no signs of any major increases in the industrial and commercial markets in the short-term.

Review of operations – UK

Continuing turnover	£1,153.0 million (£1,094.0m)
Continuing trading profit (pre-exceptionals)	£118.0 million (£116.3m)

Continuing turnover of £1,153.0m was 5.4% above 2002. Continuing trading profit* of £118.0m, represents a 1.5% improvement on the prior year. Trading margins have decreased from 10.6% to 10.2%.

Aggregates

UK Aggregates continuing turnover of £832.1m was 0.3% above 2002. Continuing trading profit* decreased by 2.4% to £77.5m. Reduced volumes and the inclusion of £3.7m of reorganisation costs in 2003 were the main drivers for the profit decline. Trading margins decreased from 9.6% to 9.3%.

Heritage volumes for aggregates, whilst recovering in the second half of the year, declined 3.5% in total on the prior year. Product demand for drystone in the south of England and Wales was down as a result of reduced infrastructure activity and the substitution of aggregates with non-aggregates levied materials. Demand in the north, however, improved, albeit on smaller volumes. Heritage asphalt volumes ended 1.7% down. The full year decline is almost exclusively in the south, due to a combination of reduced market demand and the completion of several major contracts. Heritage ready-mixed concrete volumes declined 1.2% on last year. The decline was in line with a fall in the total market. Despite volume pressures in all products, selling prices have continued to move forward during the year with total aggregates prices increasing 2.4%, asphalt 3.3% and ready-mixed concrete 1.2%.

Building Products

Continuing turnover of £320.9m for UK Building Products was 21.2% above 2002. The division has continued to deliver an improved performance with continuing trading profit* increasing 9.8% to £40.5m. Trading margins have declined from 13.9% to 12.6%, primarily as a result of the expansion of the packed products business. Strong product demand aided by price improvements and continued cost containment were the main factors contributing to the improved continuing trading profit performance.

The brick business delivered a very good performance for the year with volumes, prices, continuing trading profit* and trading margins ahead of last year. Strong market demand led to a heritage brick volume increase of 3.4%. Selling prices improved 5.2% for the year. Refurbishment of kilns and the increased use of robotics to reduce manual handling continue, which should lead to increased production output and lower operating costs going forward.

The concrete products business also delivered an improved year on year performance. Increased demand across all concrete flooring and precast product businesses and a strong contribution from the 2002 acquisition of Marshalls Flooring added to the improved performance.

The packed products business has continued to grow in 2003. The acquisition of Small Lots (Mix-It) in late 2002 contributed to this growth. The business also established additional bagging plants and introduced a national production and distribution network to meet the needs of customers.

Outlook

Hanson expects performance from the UK operations in 2004 to be broadly flat because of increased pension costs and weaker demand in some markets and products. However, the outlook is somewhat dependent on the Government’s housing and infrastructure initiatives. To date these have been very slow to materialise due to both planning and funding constraints.

Demand for aggregates is likely to remain relatively flat although selling price increases are expected to be achieved. Ready-mixed concrete volumes are expected to decline as the market continues to contract. Asphalt volumes are anticipated to increase slightly. Brick volumes are likely to remain strong and price increases are anticipated. Cost and efficiency improvement initiatives are under way as well as increased capital expenditure on cost saving and revenue enhancing activities.

Review of operations – Australia

Continuing turnover	£522.3 million (£439.3m)
Continuing trading profit (pre-exceptionals)	£50.0 million (£24.0m)

Hanson Australia had another strong year. Continuing turnover for 2003 was £522.3m, 18.9% more than 2002. Continuing trading profit* increased to £50.0m, 108.3% ahead of 2002, and trading margins have increased from 5.5% to 9.6%, principally as a result of continued strong demand, selling price increases and positive acquisition contributions.

Despite reduced heritage aggregates volumes of 2.3% in 2003, selling price improvements of 15.7% were achieved for the year. Strong demand for Hanson products in the state of Queensland was partially offset by a volume decline in Melbourne, where Hanson maintained its strategy to increase margins. National heritage ready-mixed concrete volumes and prices increased 2.3% and 10.7% respectively during 2003. Volume increases were achieved in all states, with the exception of Victoria, where the division saw some softening of the Melbourne market and price-based competition.

Building products had another very successful year with both volume and price improvements delivering a much improved year-on-year performance.

Contributions from associate operations were again strong during the year. In 2003, the merger of Hanson’s Australian cement interests with those of Rinker Ltd and Holcim Ltd was completed in order to provide opportunities for cost savings. This new entity, Cement Australia, is delivering integration benefits ahead of schedule.

Outlook

The performance of the Australian operations is expected to remain strong in 2004 with infrastructure, industrial and commercial activity continuing to make up for any expected decline in the housing market. Further price increases have been announced in all markets for implementation in April 2004. Hanson expects further synergy benefits from Cement Australia and continuing capital expenditure and bolt-on acquisitions will continue to strengthen the performance of the business.

Review of operations – Continental Europe & Asia

Continuing turnover	£552.5 million (£571.6m)
Continuing trading profit (pre-exceptionals)	£44.5 million (£38.2m)

Continuing turnover for 2003 was £552.5m, down 3.3% on the prior year, while continuing trading profit* increased by 16.5% to £44.5m. Trading margins increased from 6.7% in 2002 to 8.1%. Improved year-on-year performance has been achieved by all operations within the division, with the exception of Hong Kong.

Continental Europe & Marine (‘HCEM’)

HCEM continuing turnover for 2003 was £357.5m, up 0.7% on the prior year. Continuing trading profit* increased by 34.3% to £39.9m with trading margins increasing to 11.2% (8.4%). Year-on- year improvements were achieved by all business units. Spain, in particular, enjoyed a strong year with business activity levels remaining high in the key markets of Barcelona and Madrid and quarry acquisitions playing an important role. Profits from the European marine dredging businesses were ahead of 2002; prices continue to increase and the business continues to work on improving ship availability and cost performance. Despite extremely difficult trading conditions, Israel has delivered year-on-year profit improvement, primarily as a result of continued cost reduction and efficiency improvements. In the Czech Republic, increased profits are due to stronger demand and a favourable contribution from acquisitions.

Asia Pacific

Continuing turnover from Hanson Asia Pacific for 2003 was £195.0m, down 10.0% on the prior year. Continuing trading profit* declined £3.9m to £4.6m. Strong year-on-year improvements from Malaysia and Thailand were unable to offset the decline in Hong Kong and Singapore.

Malaysia benefited from price improvements and continuing cost reduction on volumes that have remained flat. Synergy benefits realised as a result of the integration of the business following the buyout of joint-venture parties have also contributed to the strong year-on-year improvement. Thailand had a much improved performance due to strong demand and improved selling prices for ready-mixed concrete and increased aggregates sales. Recent capital expenditure on ready-mixed concrete trucks and quarry plant upgrades has improved the efficiency of the operations in both Malaysia and Thailand. Hong Kong and Singapore were both significantly affected by reduced market demand which, in very competitive environments, led to selling price reductions during the year.

During 2003 disposals were made of Hanson’s operations in India and Indonesia and its ready-mixed concrete operations in Singapore.

Outlook

As a whole, the division should benefit from increased activity levels and the continued benefits of efficiency and productivity improvements.

The Spanish economy continues to grow, underpinning demand for Hanson’s products. Aggregates acquisitions in Spain remain a high priority. The group anticipates profit improvement from the Marine dredging operations, although aggregates demand is expected to remain flat. Trading conditions in Israel will remain difficult.

Demand in Malaysia is anticipated to increase during this general election year. Selling price improvement and the delivery of benefits from recent capital expenditure should deliver a year-on-year trading profit improvement. Thailand should remain strong with market demand anticipated to increase. Singapore is anticipated to remain depressed.

The outlook in Hong Kong is promising, with market confidence improving and signs that ready-mixed concrete selling prices for new projects are improving, although the long order book lead times will limit the improvement in 2004. The recent announcement of a proposed 50/50 joint-venture between Hanson Hong Kong and Anderson Asia, a subsidiary of Cheung Kong Infrastructure Holdings Ltd, will create a market leading company and should in time provide the opportunity to rationalise operating assets and reduce overhead costs, while at the same time improving the service provided to customers.

Impact of currency movements

Due to the nature of the group’s products, which are generally uneconomic to transport long distances, there are few foreign exchange transaction exposures in the course of the group’s day-to-day business.

The group does, however, have the majority (77%) of its assets in overseas locations, all denominated in foreign currencies, principally US dollars (49%). As a consequence, changes in exchange rates affect both reported profit and asset values.

The exposure of asset values to foreign exchange rates is controlled to an extent by matching a proportion of currency assets with currency liabilities using both debt and foreign exchange contracts such that falling overseas exchange rates will give rise to both falling asset values and lower levels of debt in sterling terms. The interest cost of currency liabilities also provides a partial hedge for foreign currency income. In line with the group’s policies, the proportion of net debt and foreign exchange contracts denominated in US dollars was increased during the year to 102% (80%).

Approximately half of the group’s operating profit* is generated in North America. The US dollar rate used to translate the group’s North American revenues and profits into sterling moved from $1.50 in 2002 to $1.63 in 2003, with a substantial effect on the group’s reported sterling profits. The movement in 2003 sterling continuing group operating profit* compared to 2002 includes an adverse currency variance of £16.4m, of which £19.4m relates to the movement in the US dollar.

Exceptional Items

Operating exceptional item charges totalled £87.8m (£87.6m). These consist largely of impairments to the carrying value in respect of US and Asian assets, reflecting, in part, a more cautious outlook for these assets in the medium term.

Non-operating exceptional item charges totalled £94.9m (profit of £11.0m). £76.6m of this amount relates to an increase in the group’s asbestos provision. The disposal of the group’s Singapore ready-mixed concrete operations resulted in a loss on disposal of £20.1m.

The exceptional tax credit was £71.8m, excluding the release of £50.0m from the tax provision no longer deemed necessary following a review of outstanding tax issues.

Post tax exceptional items amounted to a loss of £60.9m (loss of £71.4m).

Asbestos

Various of Hanson’s US subsidiaries are defendants in a number of lawsuits alleging bodily injury due to exposure to asbestos-containing products before 1984. At the end of 2003, outstanding claimants totalled approximately 124,200 (81,500). New claimants were 7,900 for the second six months of 2003 which was less than half of the 21,000 new claimants received in the first six months. Most of the reduction was due to fewer mass claims being filed in the period. Mass claimants in Mississippi have slowed significantly since new legislation was introduced effective April 1, 2003 to limit out of State mass filings.

The gross cost of resolving asbestos claims in 2003 was $43.2m ($37.3m) including legal fees of $21.4m ($16.0m). The net cost after insurance was $3.8m ($4.1m).

Hanson’s approach to accounting for the asbestos liabilities of its US subsidiaries is to provide for cost of resolution which is both probable and estimable. The costs of resolving possible claims are accounted for as contingent liabilities. At present, based on detailed analysis, the provision for costs that are both probable and estimable equates to approximately eight years of gross cost at current levels. In total, the full year increase in the provision for future asbestos costs was $125m, including a second half charge of $20m, taking the gross provision to $317m. Offsetting this is approximately $73m of remaining insurance cover.

Outlook

With the start of the key UK and US trading season still some months away, the current outlook for 2004 is broadly positive in each of the group’s four regions. Translated profits will again be affected by US dollar weakness. Nevertheless, a more resilient trading environment in the USA, price increases, a newly restructured US management team and on-going cost reduction measures across the group should ensure a return to growth.

In the group’s principal market, North America, market conditions have improved over the past six months and this provides a good base for 2004. First half comparisons in the USA are anticipated to be stronger, given the poor conditions experienced at the start of last year. The second half may be influenced by the speed of implementation of SAFETEA, where any extended delay could have implications for the current outlook.

The UK outlook is dependent on the Government’s housing and infrastructure initiatives helping to raise activity levels and overcome the impact of higher pension costs. In other major markets, Australia and Spain look set to enjoy another strong year, while Asia’s performance should improve thanks to higher prices.

* including joint-ventures and associates and before exceptional items

Further information about Hanson can be found at www.hanson.biz

Inquiries:	Justin Read
Hanson PLC
Tel: +44 (0)20 7245 1245

Notes:

1.	Hanson is the largest producer of aggregates – crushed rock, sand and gravel – and one of the largest producers of concrete products, clay bricks and ready-mixed concrete in the world. Its other principal products include asphalt and concrete roof tiles and its operations are in North America, the UK, Australia, Continental Europe and Asia Pacific.

2.	Hanson operates an e-mail distribution service for press releases and other corporate information. Registration for this service, which includes e-mail alerts two days prior to results announcements and publication of company reports, is via its website (www.hanson.biz).

3.	High-resolution Hanson images are available to download from Hanson’s website and from www.newscast.co.uk.

Forward-looking statements made in this press release involve risks and uncertainties that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences are set out in detail in Hanson’s 20-F and include, but are not limited to, the general strength or weakness of the construction industry in North America, the UK, Australia, Continental Europe and Asia; changes affecting our estimates and assumptions concerning asbestos related claims against our subsidiaries; changes in government policy or legislation in the regions and territories in which Hanson operates such as the approval of SAFETEA, the successor of TEA-21 in the USA or the introduction of the Aggregates Levy in the UK; costs of materials including cement, bitumen, energy and fuel; inclement weather conditions during peak construction periods; the availability of and access to resources in geographic areas of customer demand; the pricing policies of competitors; and changes in exchange rates.

Appendices:	(i)	Financial highlights
	(ii)	Operating statistics
	(iii)	Financial statements

Financial highlights

	December 2003 £m		December 2002 £m
i) Simplified profit and loss
Turnover
North America
Hanson Aggregates	951.4		958.2
Hanson Building Products	655.7		669.5
	1,607.1		1,627.7
UK
Hanson Aggregates	832.1		829.2
Hanson Building Products	320.9		264.8
	1,153.0		1,094.0
Australia	522.3		439.3

Continental Europe & Asia
Hanson Continental Europe & Marine	357.5		355.0
Hanson Asia Pacific	195.0		216.6
	552.5		571.6
Discontinued	121.6		267.9
	3,956.5		4,000.5
Trading profit (before goodwill and exceptional items)
North America
Hanson Aggregates	101.5		147.5
Hanson Building Products	124.8		140.4
	226.3		287.9
UK
Hanson Aggregates	83.3		84.6
Hanson Building Products	41.7		37.5
	125.0		122.1
Australia	61.2		34.2

Continental Europe & Asia
Hanson Continental Europe & Marine	42.0		32.3
Hanson Asia Pacific	11.2		18.2
	53.2		50.5
Discontinued	(2.1)		6.3
	463.6		501.0
Goodwill amortisation	(56.9)		(61.3)
Central	(19.5)		(18.0)
Property and other income	7.0		11.6
EBIT	394.2		433.3
Net interest payable	(70.9)		(78.5)
FRS 12 discount	(3.6)		(4.5)
Profit before taxation and exceptional items	319.7		350.3
Exceptional items
Operating items	(87.8)		(87.6)
Non-operating items	(94.9)		11.0
Profit before taxation	137.0		273.7
Taxation
Charge for year	(78.9)		(91.5)
Exceptional items	76.0		5.2
Profit after taxation	179.9		187.4

Earnings per ordinary share
Basic	24.4	p	25.4	p
Basic (before goodwill and exceptional items)	40.4	p	43.5	p

ii) Other financial highlights

Depreciation	171.9		179.4
Depletion	37.0		36.2
Operating cashflow	536.5		585.9
Capital expenditure	208.2		143.2
Net debt	942.2		1,169.9
Shareholders’ funds	2,722.4		2,660.2
Gearing	34.6%		44.0%

Operating statistics	12 months to Dec 31 % change (2003 vs. 2002)
	Volumes	Prices (heritage only)
Hanson North America
Aggregates	8.7%	0.5%

Asphalt	10.6%	3.6%
Ready-mixed concrete	(0.8)%	1.4%

Cement	(0.1)%	(4.1)%
Concrete products	6.0%	(0.1)%
Brick	1.7%	0.6%
Roof tile	6.1%	2.3%

Hanson UK

Aggregates	(3.5)%	2.4%
Asphalt	(1.7)%	3.3%
Ready-mixed concrete	(1.2)%	1.2%

Brick	4.8%	5.2%

Hanson Australia
Aggregates	3.6%	15.7%
Ready-mixed concrete	3.9%	10.7%

Consolidated Profit and Loss account

for the 12 months ended December 31, 2003

	2003	2003	2003	2002	2002	2002
	Before exceptional items £m	Exceptional items £m	Total £m	Before exceptional items £m	Exceptional items £m	Total £m
Turnover
Turnover – group and share of joint-ventures’ and associates turnover	3,956.5	—	3,956.5	4,000.5	—	4,000.5
Less share of joint-ventures’ turnover	(251.9)	—	(251.9)	(268.3)	—	(268.3)
Less share of associates’ turnover	(85.5)	—	(85.5)	(83.3)	—	(83.3)
Group turnover	3,619.1	—	3,619.1	3,648.9	—	3,648.9
Continuing operations	3,433.5	—	3,433.5	3,397.3	—	3,397.3
Acquisitions	64.2	—	64.2	—	—	—
Discontinued operations	121.4	—	121.4	251.6	—	251.6
Costs and overheads	(3,266.9)	(87.8)	(3,354.7)	(3,259.9)	(87.6)	(3,347.5)
Group operating profit	352.2	(87.8)	264.4	389.0	(87.6)	301.4
Share of joint-ventures’ operating profit	29.8	—	29.8	31.3	—	31.3
Share of associates’ operating profit	12.2	—	12.2	13.0	—	13.0
Operating profit including joint-ventures and associates	394.2	(87.8)	306.4	433.3	(87.6)	345.7
Continuing operations	388.1	(87.8)	300.3	431.0	(87.6)	343.4
Acquisitions	9.7	—	9.7	—	—	—

Discontinued operations	(3.6)		—		(3.6)		2.3		—		2.3
Operating profit including joint-ventures and associates before amortisation of goodwill	451.1		(87.8)		363.3		494.6		(87.6)		407.0
Amortisation of goodwill	(56.9)		—		(56.9)		(61.3)		—		(61.3)
	394.2		(87.8)		306.4		433.3		(87.6)		345.7

Non-operating exceptional items
Discontinued operations
Profit on disposal and termination of operations	—		(97.6)		(97.6)		—		9.0		9.0
Profit on disposal of fixed assets	—		2.7		2.7		—		2.0		2.0
	—		(94.9)		(94.9)		—		11.0		11.0

Net interest payable and similar charges
Net interest payable	(70.9)		—		(70.9)		(78.5)		—		(78.5)
Unwinding of discount (net)	(3.6)		—		(3.6)		(4.5)		—		(4.5)
	(74.5)		—		(74.5)		(83.0)		—		(83.0)

Profit on ordinary activities before taxation	319.7		(182.7)		137.0		350.3		(76.6)		273.7

Taxation
Charge for year	(78.9)		121.8		42.9		(91.5)		5.2		(86.3)
Profit on ordinary activities after taxation	240.8		(60.9)		179.9		258.8		(71.4)		187.4
Dividends
– Paid – 5.00p (4.55p)	(36.4)		—		(36.4)		(33.5)		—		(33.5)
– Proposed – 11.95p (10.85p)	(84.5)		—		(84.5)		(80.0)		—		(80.0)
Transfer to reserves	119.9		(60.9)		59.0		145.3		(71.4)		73.9

Earnings per ordinary share
– Basic	32.7	p	(8.3	)p	24.4	p	35.1	p	(9.7	)p	25.4	p
– Before goodwill amortisation	40.4	p	(8.3	)p	32.1	p	43.5	p	(9.7	)p	33.8	p
– Diluted	32.6	p	(8.2	)p	24.4	p	35.1	p	(9.7	)p	25.4	p
– Before goodwill amortisation	40.3	p	(8.2	)p	32.1	p	43.4	p	(9.7	)p	33.7	p

Segmental analysis

for the 12 months ended December 31, 2003

Operating profit and turnover including joint- ventures and associates before operating exceptional items	2003	2003	2002	2002
	Profit^ £m	Turnover* £m	Profit^ £m	Turnover* £m
North America
Hanson Aggregates	87.2	951.4	132.5	958.2
Hanson Building Products	110.6	655.7	126.4	669.5
	197.8	1,607.1	258.9	1,627.7

UK
Hanson Aggregates	77.5	832.1	79.4	829.2
Hanson Building Products	40.5	320.9	36.9	264.8
	118.0	1,153.0	116.3	1,094.0

Australia	50.0	522.3	24.0	439.3

Continental Europe & Asia
Hanson Continental Europe & Marine	39.9	357.5	29.7	355.0
Hanson Asia Pacific	4.6	195.0	8.5	216.6
	44.5	552.5	38.2	571.6

Trading operations	410.3	3,834.9	437.4	3,732.6
Property and other income	7.0	—	11.6	—
Central expenses	(19.5)	—	(18.0)	—
Discontinued	(3.6)	121.6	2.3	267.9
	394.2	3,956.5	433.3	4,000.5
Operating exceptional items	(87.8)	—	(87.6)	—
	306.4	3,956.5	345.7	4,000.5

By geographical location
North America	196.7	1,607.1	259.5	1,627.7
UK	124.6	1,204.1	119.9	1,145.5
Australia	50.3	522.3	26.0	439.3

Continental Europe	21.6	306.4	17.1	303.5
Asia	4.6	195.0	8.5	216.6
Discontinued	(3.6)	121.6	2.3	267.9
	394.2	3,956.5	433.3	4,000.5
Operating exceptional items	(87.8)	—	(87.6)	—
	306.4	3,956.5	345.7	4,000.5
^	The contribution from acquisitions during the year is shown in the consolidated profit and loss account.
*	The analysis of turnover shows the geographical segments from which products are supplied, which also represents the analysis of turnover by geographical destination. Turnover disclosed is net of inter company transactions, which are not considered material.

Trading profit before goodwill amortisation and exceptional items	2003	2003	2003	2002	2002	2002
	Gross £m	Goodwill £m	Net £m	Gross £m	Goodwill £m	Net £m
North America
Hanson Aggregates	101.5	14.3	87.2	147.5	15.0	132.5
Hanson Building Products	124.8	14.2	110.6	140.4	14.0	126.4
	226.3	28.5	197.8	287.9	29.0	258.9

UK
Hanson Aggregates	83.3	5.8	77.5	84.6	5.2	79.4
Hanson Building Products	41.7	1.2	40.5	37.5	0.6	36.9
	125.0	7.0	118.0	122.1	5.8	116.3

Australia	61.2	11.2	50.0	34.2	10.2	24.0

Continental Europe & Asia
Hanson Continental Europe & Marine	42.0	2.1	39.9	32.3	2.6	29.7
Hanson Asia Pacific	11.2	6.6	4.6	18.2	9.7	8.5
	53.2	8.7	44.5	50.5	12.3	38.2
Trading profit	465.7	55.4	410.3	494.7	57.3	437.4

Segmental analysis

for the 12 months ended December 31, 2003 (continued)

Group turnover before joint- ventures and associates	2003	2003	2003	2002	2002	2002
	Gross turnover £m	Joint- ventures & associates £m	Group turnover £m	Gross turnover £m	Joint- ventures & associates £m	Gross turnover £m
North America
Hanson Aggregates	951.4	62.1	889.3	958.2	59.2	899.0
Hanson Building Products	655.7	0.8	654.9	669.5	1.0	668.5
	1,607.1	62.9	1,544.2	1,627.7	60.2	1,567.5

UK
Hanson Aggregates	832.1	83.3	748.8	829.2	80.8	748.4
Hanson Building Products	320.9	—	320.9	264.8	—	264.8
	1,153.0	83.3	1,069.7	1,094.0	80.8	1,013.2

Australia	522.3	159.9	362.4	439.3	147.1	292.2

Continental Europe & Asia
Hanson Continental Europe & Marine	357.5	31.1	326.4	355.0	30.6	324.4
Hanson Asia Pacific	195.0	—	195.0	216.6	16.6	200.0
	552.5	31.1	521.4	571.6	47.2	524.4
Discontinued	121.6	0.2	121.4	267.9	16.3	251.6
	3,956.5	337.4	3,619.1	4,000.5	351.6	3,648.9

Analysis of group’s share of joint-ventures	2003 Profit	2003 Turnover	2002 Profit	2002 Turnover
	£m	£m	£m	£m
North America
Hanson Aggregates	4.6	62.1	2.6	59.2
Hanson Building Products	0.2	0.8	0.2	1.0
	4.8	62.9	2.8	60.2

UK
Hanson Aggregates	—	—	—	—
Hanson Building Products	—	—	—	—
	—	—	—	—
Australia	18.7	159.9	14.5	147.1

Continental Europe & Asia
Hanson Continental Europe & Marine	6.3	28.9	6.0	28.4
Hanson Asia Pacific	—	—	(1.2)	16.6
	6.3	28.9	4.8	45.0

Discontinued	—	0.2	9.2	16.0
	29.8	251.9	31.3	268.3

Analysis of group’s share of associates
North America
Hanson Aggregates	—	—	—	—
Hanson Building Products	—	—	—	—
	—	—	—	—

UK

Hanson Aggregates	12.2	83.3	12.9	80.8
Hanson Building Products	—	—	—	—
	12.2	83.3	12.9	80.8

Australia	—	—	—	—

Continental Europe & Asia
Hanson Continental Europe & Marine	—	2.2	0.1	2.2
Hanson Asia Pacific	—	—	—	—
	—	2.2	0.1	2.2
Discontinued	—	—	—	0.3
	12.2	85.5	13.0	83.3

Consolidated balance sheet

at December 31, 2003

	2003 £m	2002 £m
Fixed assets
Intangible	811.8	939.7
Tangible	2,563.1	2,615.2
Investment in joint-ventures
Share of gross assets	250.8	206.8
Share of gross liabilities	(99.8)	(75.3)
	151.0	131.5
Loans to joint-ventures and other investments	42.6	20.3
Investments in associates	45.3	44.3
	3,613.8	3,751.0

Current assets
Stocks	307.7	324.6
Debtors	1,037.1	1,049.6
Investments	0.2	101.8
Cash at bank	1,510.6	1,370.9
	2,855.6	2,846.9

Prepayments and accrued income
Amounts due from insurers for Koppers’ liabilities (see below)	201.2	199.5
	3,056.8	3,046.4

Creditors – due within one year
Debenture loans	961.7	1,010.8
Bank loans and overdrafts	25.2	570.2
Trade creditors	272.8	320.0
Other creditors	346.7	324.9
Dividends	84.5	80.0
	1,690.9	2,305.9

Net current assets	1,365.9	740.5

Total assets less current liabilities	4,979.7	4,491.5

Creditors – due after one year
Debenture loans	1,261.9	968.7
Bank loans	204.0	3.6
	1,465.9	972.3

Provisions for liabilities and charges
Koppers’ liabilities transferred to insurers (see above)	201.2	199.5
Provision for other liabilities	590.2	659.5
	791.4	859.0

Capital and reserves
Called up share capital	73.7	1,473.9
Share premium account	—	1,493.1
Other reserves	972.4	216.3
Profit and loss account	1,676.3	(523.1)
Equity shareholders’ funds	2,722.4	2,660.2
	4,979.7	4,491.5

Consolidated cash flow statement

for the 12 months ended December 31, 2003

	2003 £m	2002 £m
Net cash inflow from operating activities	536.5	585.9
Dividends received from associates	6.9	8.3
Dividends received from joint-ventures	17.8	26.9
Returns on investments and servicing of finance
Interest received	33.9	38.8
Interest paid	(97.4)	(125.3)
Interest element of finance lease rental payments	(0.4)	(0.4)
Net cash (outflow) from returns on investment and servicing of finance	(63.9)	(86.9)
Taxation	(18.4)	(19.7)
Capital expenditure and financial investments
Purchase of tangible fixed assets	(208.2)	(143.2)
Purchase of fixed asset investments	(21.7)	(30.6)
Purchase of current asset investments	(0.1)	(0.2)
Sale of tangible fixed assets	24.5	32.5
Disposal of fixed asset investments	34.1	2.1
Net cash (outflow) from capital expenditure and financial investments	(171.4)	(139.4)
Acquisitions and disposals
Cash in acquired and disposed subsidiary undertakings	0.9	6.6
Non-operating receipts	8.1	—
Acquisition of subsidiary undertakings	(153.2)	(152.7)
Disposal of subsidiary undertakings	132.0	41.9
Net cash (outflow) from acquisitions and disposals	(12.2)	(104.2)
Dividends paid	(116.3)	(103.8)
Management of liquid resources
Decrease in current asset investments	12.5	347.0
Cash (added to) deposits	(172.8)	(674.3)
	(160.3)	(327.3)

Net cash inflow/(outflow) before financing	18.7	(160.2)

Financing
Issue of ordinary share capital	—	2.6
(Repayments of)/increase in short-term loans	(613.6)	227.8
Proceeds of debenture loans	450.3	—
Proceeds of bank loans	199.9	—
Repayments of debenture loans	—	(3.1)
Capital element of finance lease rental payments	(4.1)	(1.3)
Net cash inflow from financing	32.5	226.0
Net cash inflow for the year after financing	51.2	65.8

Reconciliation of operating profit to net cash inflow from operating activities for the 12 months ended December 31, 2003

	2003 £m	2002 £m
Group operating profit	264.4	301.4
Amortisation of goodwill	56.9	61.3
Impairments	87.3	87.0
Depreciation	171.9	179.4
Depletion	37.0	36.2
Provisions charge	32.6	18.5
Provisions utilisation	(48.0)	(57.6)
(Profit) on sales of tangible fixed assets	(5.0)	(8.0)
Decrease in stocks	11.0	7.3
(Increase) in debtors	(45.7)	(33.1)
(Decrease) in creditors	(25.9)	(6.5)
Net cash inflow from operating activities	536.5	585.9

Statement of total recognised gains and losses

for the 12 months ended December 31, 2003

	2003 £m	2002 £m
Profit on ordinary activities for the year excluding share of profits of joint-ventures and associates	150.5	154.9
Share of joint-ventures’ profits for the year	21.7	23.5
Share of associates’ profits for the year	7.7	9.0
Profit for the year attributable to members of the parent company	179.9	187.4
Currency translation differences on foreign net equity	3.2	(137.1)
Total gains and losses recognised since the last Annual Report	183.1	50.3

Reconciliation of movements in shareholders’ funds

for the 12 months ended December 31, 2003

	2003 £m	2002 £m
Opening shareholders’ funds	2,660.2	2,720.8
Profit on ordinary activities after taxation	179.9	187.4
Dividends
– Paid	(36.4)	(33.5)
– Proposed	(84.5)	(80.0)
	2,719.2	2,794.7
Issue of ordinary share capital	—	2.6
Currency translation differences on foreign net equity	3.2	(137.1)
Closing shareholders’ funds	2,722.4	2,660.2

Reconciliation of net cash flow movement to movement in net (debt)

for the 12 months ended December 31, 2003

	2003 £m	2002 £m
Net cash inflow after financing	51.2	65.8
(Increase)/decrease in long-term debt	(650.2)	3.1
Cash transferred to deposits	172.8	674.3
(Decrease) in liquid resources	(12.5)	(347.0)
Decrease/(increase) in short-term loans	613.6	(227.8)
Capital element of finance leases	4.1	1.3
Change in net debt resulting from cash flows	179.0	169.7
Loans and finance leases acquired with subsidiaries	(2.7)	(0.2)
Loans and finance leases relating to disposals	—	0.2
Other financing movements	(1.3)	(0.7)
Exchange movement	52.7	90.8
Movement in net debt in the year	227.7	259.8
Opening net (debt)	(1,169.9)	(1,429.7)
Closing net (debt)	(942.2)	(1,169.9)

Liquid resources continued to constitute term deposits of no more than one year to maturity and current asset investments traded on an active market.

Note 1 – Basis of preparation

The figures for the years ended December 31, 2002 and December 31, 2003 are abridged and have been extracted from the statutory accounts which have been, or will be in the case of December 31, 2003, filed with the Registrar of Companies on which the auditors have issued unqualified reports.

The statutory accounts have been prepared on a consistent basis with 2002.

Note 2 – Factors affecting tax charge for the period

	2003	2003	2002	2002
Profit on ordinary activities before tax	Before exceptional items £319.7m	Total £137.0m	Before exceptional items £350.3m	Total £273.7m
	%	%	%	%
Tax on ordinary activities at 30.0%	30.0	30.0	30.0	30.0
Permanent differences	14.0	32.7	6.6	8.5
Overseas tax rate differences	(8.6)	(20.0)	(8.1)	(10.4)
Accelerated capital allowances	(5.4)	(12.6)	(2.7)	(3.4)
Current year tax losses and other timing differences not tax effected	27.6	64.5	(1.5)	(1.9)
Utilisation of tax losses brought forward	(39.2)	(91.5)	(4.8)	(6.1)
Prior year adjustments	(1.4)	(3.3)	(2.3)	(3.0)
Tax effect on exceptionals	—	37.4	—	(3.8)
Other	(4.3)	(10.0)	(1.5)	(2.0)
Total current tax	12.7	27.2	15.7	7.9

Note 3 – Dividends

Subject to shareholder approval, a final dividend of 11.95p per ordinary share will be payable on May 18, 2004 to those shareholders on the register at the close of business on April 23, 2004. The ordinary shares are expected to trade ex-dividend on April 21, 2004 (April 21, 2004 for ADSs and April 19, 2004 for CDIs). The payment date for ADS and CDI holders is May 21, 2004 and May 25, 2004, respectively.